TAX-FREE FUND OF COLORADO

Shareholder Meeting Results

The Annual Meeting of Shareholders of Tax-Free Fund of  Colorado
  (the "Fund") was held on June 1, 2001. The holders of shares representing 75% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders (the resulting votes for each matter are presented below).

1. To elect Trustees.

Number of  Votes:

		Trustee				For			Withheld

	Lacy B. Herrmann	13,405,809	127,936
	Tucker Hart Adams	13,429,482	104,263
	Gary C. Cornia	13,442,989	90,756
	Diana P. Herrmann	13,415,829	117,916
	John C. Lucking	13,445,775	87,970
	Anne J. Mills	13,445,791	87,954
	J. William Weeks	13,437,056	96,689

2. To ratify the selection of KPMG LLP as the Fund's independent auditors.

Number of  Votes:

		For				Against		Abstain

	13,329,520				53,991			150,234